Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On April 8, 2026, Richard Taylor, Co-Founder, Chief Executive Officer, and Chairman of the board of ONE Nuclear LLC, and Coen Weddepohl, Chief Financial Officer of ONE Nuclear Energy LLC, participated in a recorded session of the Jefferies Virtual Nuclear Conference. A transcript of the interview is set forth below.

Host

Richard, do you want to take it away and describe what you guys are up to specifically in the nuclear space?

Richard Taylor

Great to be here with Julien and Paul — thanks for the invitation. One Nuclear Energy is an energy solutions company. We created the company four years ago to solve for the acute shortage of reliable baseload electricity in the U.S., particularly for the AI economy. Even four years ago, there were signs that the U.S. was about to experience a structural problem in the grid’s ability to supply reliable baseload electricity. That was caused by decades of underinvestment in baseload power — including nuclear — after the stalled nuclear renaissance of about 15 years ago, by retirement of aging coal and gas plants, and by rapid growth in demand from electrification and data centers, where power demand is projected to double or triple by 2028.

A more recent problem is the difficulty of accessing the grid. There’s a backlog in the U.S. generator interconnection queue of 2,300 gigawatts across about 10,000 projects — nearly twice the installed capacity of the entire U.S. power fleet. There’s also a big queue to get power from the grid, leading to average grid connection times of more than four years, and growing backlash in some states against data centers connecting to the grid and increasing ratepayer costs. The overall problem we’re solving is the shortage of reliable baseload energy in the U.S. — both near term and long term. We focus on nuclear energy and small modular reactors as the cheapest and cleanest technology for reliable baseload energy in the long term, and on behind-the-meter gas power as the key near-term solution for customers who need power now. We see gas as the bridge to nuclear.

A few things make us different. First, we have a long-term focus — we develop, own, and operate gas and nuclear power generation infrastructure, which enables us to build long-term relationships and value. Second, we’re a pure energy company. We don’t own technology, we don’t build data centers. We supply the baseload energy. Our Fast Track natural gas strategy de-risks the nuclear business — customers can’t always wait for nuclear, so we brought gas power into our business with access to gas reciprocating engines that have faster delivery timelines than turbines. That accelerates cash flow and de-risks nuclear development costs.

We also have a multi-technology strategy, which reduces technology risk. On the nuclear side, we’re working with Rolls-Royce SMR, Westinghouse, and GE Vernova in the Gen 3+ area, as well as X-Energy and TerraPower in the Gen 4 space. On gas, our long relationship with Rolls-Royce gives us fast access to natural gas gen units, and we’re working with other generator companies to meet customer demand and timing.

We have a multi-site portfolio — focusing on development of our top three sites in East Texas, New Mexico, and Washington, all over 1,000 acres. We’re delivering behind-the-meter gas power first to avoid grid connection delays, aiming for first gas power by 2028 and nuclear by 2034. We have more than 70 sites in our growth pipeline, and we’re aiming to have up to 15 gigawatts of projects underway over the next seven years.

We have strong strategic relationships for execution: Futureworks to accelerate project delivery, Black & Veatch for EPC services, regulatory compliance, and supply chain management, and a leading global energy trading company for PPA access, energy markets, trading, and customer solutions. Finally, we’re going public on NASDAQ in Q2 via a SPAC transaction with Hennessy 7, which will provide access to new capital going directly to development of our gigawatt-scale projects.

Coen Weddepohl

What we’re solving for is decades of underinvestment in reliable baseload capacity, with demand now on steroids from data centers — though it’s not just data centers. There’s significant demand growth in other areas with different load profiles. What’s new to the energy industry globally is solving for load profiles that are unknown or difficult to build around, yet you have to commit billions of dollars of capital to provide solutions. The solutions mindset Richard described permeates everything — including EPC contractor selection — and working with partners who think outside the box is key.

Host

How about offtakers? Where are you in conversations with hyperscalers and other counterparties? And what does the first site look like — the inaugural gas component specifically?

Richard Taylor

Our typical model has us as the power developer working with a data center developer and a hyperscaler. The three parties agree on PPAs that depend on the type, timing, and quality of demand. We’re in the middle of those conversations across our three sites. The Texas site is most advanced — we’re expecting a power purchase agreement later this year, which is the key decision point because it underpins the project financing.

Coen Weddepohl

Our model is built on partnerships — standing on the shoulders of giants like BP, Rolls-Royce, data center development partners, and financing partners. The Texas project PPA is expected in Q4. The second project is not far behind — potentially also Q4 or Q1 of next year.

Projects are phased in building blocks of approximately 200 megawatts, scaling roughly 200 MW per quarter. This is a critical discipline — we’re not going to build a gigawatt overnight. The learnings from the first 200 MW carry into the second, so by the time you get to your last tranche you’re doing it at lower cost and higher efficiency. This applies to both nuclear and gas. Importantly, this approach also enables us to commission plants without needing to connect to the grid — a challenge that’s often overlooked by developers.

Host

How does your story contrast with Fermi? People try to use other markers to reconcile.

Richard Taylor

We’re similar in that we’re both targeting gigawatt-scale, high-demand projects. But we’re distinct in important ways. We’re a pure power developer — not a data center developer. We’re multi-site, which we think improves the risk profile. We have multiple technologies. And we’re focused purely on energy — not a real estate play, not involved in data center management. We think it’s a lower-risk path forward.

Host

What milestones should investors be watching for this year?

Richard Taylor

We can’t go into specifics on individual projects — we’re in the final stages of the de-SPAC process and have just submitted our S-4/A to the SEC. But on an illustrative basis, the PPA is the key catalyst that gets us to a final investment decision. Between now and FID, you’d expect to see equipment deposits, completion of site investigations, permitting, and front-end engineering. After FID, the next stage is financial close — when EPC contracts are awarded, debt financing closes, and civil and site preparation work begins. Phase 1 construction takes approximately 18 months, targeting first power from the initial 200 MW tranche. From there, we’d phase at roughly 200 MW per quarter, reaching a full gigawatt approximately three and a half years after beginning pre-FID work. Generating revenue from Phase 1 while subsequent phases are being installed significantly de-risks the business.

Host

What kinds of customers are you targeting, and how are you thinking about the customer mix?

Richard Taylor

At a high level, we want significant electricity users with significant balance sheets. Credibility of the offtaker is critical for financial close and for the long-term life of the venture. Right now the most obvious counterparty is in the AI hyperscaler space — we’re in conversations with all of the major hyperscalers. But we’re also very interested in industrial customers and desalination. We like the diversity of customer base.

Coen Weddepohl

Diversifying the offtaker mix while solving for high-credit-quality counterparties — without being dependent on any single client type — is important. We’re also exploring utility partnerships. Utilities can’t easily take balance sheet risk on new nuclear or gas development without risking their credit rating, and they can’t bring it into their rate base at the development stage. So we’re exploring structures where we do the development work, take the initial risk, and then transfer assets into the utility’s rate base. It’s a differentiated model with a different risk profile.

Host

Can you get more specific on gas technology — what turbine technology are you using, and how are you thinking about the mix?

Coen Weddepohl

We’re solving for power fast — 2027/2028 is the critical bottleneck the data center industry is facing. You won’t solve that with large frame gas turbines; they’re in our mix but for 2029 and beyond. We use reciprocating engines in a proprietary campus configuration to get power out quickly and to build the redundancy and availability that data center clients require — some want three nines, some even higher, and those preferences are hugely differentiated. So the layering is: reciprocating engines for near-term power, aero-derivatives for 2028–2030, and large frames after that.

We also actively source from the gray market — picking up equipment from developers who are behind schedule or have canceled projects, sometimes at a discount to original purchase price, well ahead of normal delivery schedules. That’s not a space utilities traditionally operate in, but it holds a lot of interesting opportunity.

Richard Taylor

The Fast Track gas strategy isn’t only about what customers are demanding — it makes huge sense for us because it de-risks the whole business. We’re not waiting until the mid-2030s for first revenues.

Host

On nuclear technology — any preferences, and what’s your evaluation framework?

Richard Taylor

We’re agnostic, but we do care — we’ve evaluated many different technologies. We look at scale (different SMR technologies range from 80 to 470 MW), water requirements (pressurized water reactors need quite a lot), timeline and regulatory approval status, modularity (weighted highly — the more modular the technology, the better for construction and commissioning), supply chain maturity, and capital and operating costs. We have a slight preference for Gen 3+ on speed given technology maturity, but Gen 4 is attractive for specific locations. Deliberate vendor diversity gives us options to meet any specific site or customer requirement and helps de-risk the technology risk across the portfolio.

Host

What else would you want investors to know about your differentiation and credibility as a developer?

Richard Taylor

Everything in our business is built around reducing development risk, technology risk, and financing risk — through the long-term focus, pure energy positioning, Fast Track gas, multi-technology approach, multi-site portfolio, and strong strategic relationships. We’re also focused on operations, which is sometimes neglected with new technologies. We’re putting together a joint venture to train and provide operating services — our projects will be the first users, but we’ll provide a solution to the whole sector. We want the whole sector to succeed.

Coen Weddepohl

A few specific risk mitigation lessons we’ve built around. For every 100 basis points you can reduce your cost of capital, you reduce your LCOE by $7–10 per megawatt hour — that translates to hundreds of millions of dollars of savings on a project. Making projects bankable is therefore critical.

Five key areas: First, design readiness — don’t start construction with an immature design. Vogtle started at roughly 30–40% design readiness. We target at least 80% before breaking ground. Second, workforce readiness — modeled on Ontario Power Generation’s Darlington refurbishment, the largest infrastructure project in Canadian history, which came in four months early and $150M under budget. They built a full-scale reactor mock-up and logged 765,000 training hours before workers entered the nuclear vault, rehearsing every procedure with all 400 specialized tools. Marry that with digital twinning technology and you can dramatically reduce first-of-a-kind risk. Third, contract alignment — pain-and-gain sharing in EPC and offtake contracts. Fourth, contingent capital structures — financing stacks need to pre-contract and quantify surprises. Fifth, lessons learned methodology — we build in formal feedback loops between phases. At Darlington, 8,000 formal lessons captured across four units drove a 20% cost reduction from Unit 2 to Unit 3.

Host

From a financing perspective — what does the pro forma balance sheet look like at close?

Richard Taylor

There’s always some uncertainty in exact SPAC net proceeds, and we have multiple financing plans in place. The key distinction is that the platform is the vehicle going public, and the capital raised is used to fund early development risk. Project capex is financed through SPVs underneath the platform. As a rule of thumb, each $20–50M of platform equity should unlock up to a gigawatt of project capacity in the underlying SPVs, financed through a combination of solo project financing, strategic co-investment from hyperscalers who want ownership and alignment, and infrastructure private equity — either single-project or portfolio.

Coen Weddepohl

To make sure we have the right numbers: per the presentation lodged with the SEC, cash to the balance sheet at close will be just under $200 million, and the pro forma enterprise value at close is approximately $1.2 billion.

Host

Excellent, awesome guys. Thank you again, again. I think maybe with that, that’s probably a good place to call it. And thank you both very much for taking the time with us. And again, for anyone to follow up. Follow up again with the ONE Nuclear team, please ping me here and I will see them back. We’ll take it up offline. But thank you guys very, very much for the time today.

Richard Taylor

Well, thanks Julien for inviting us. We’ll talk again. Thank you.

Host

Thanks, absolutely. Look forward to it. Take care all the very best. Bye.

******

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to statements regarding ONE Nuclear Energy LLC’s (“ONE Nuclear”) and Hennessy Capital Investment Corp. VII’s (“HVII”) expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, expectations of the management team of ONE Nuclear concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this communication and are based on ONE Nuclear’s and HVII’s current beliefs and assumptions. ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the definitive agreements related to the proposed business combination (the “Business Combination”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination; (5) changes in transaction structure of the proposed business combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the proposed business combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the proposed business combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination or the proposed business combination; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the proposed business combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December, 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), the preliminary proxy statement/prospectus and other relevant materials filed by HVII in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This communication contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce Solutions America, Inc. (“Rolls-Royce SA”) and other local and regional developers. These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and latest available information and estimates as of the date of this communication. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this communication. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce SA and other local and regional developers, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein. In addition, unless and until a definitive agreement is entered into with the local and regional developers, ONE Nuclear has no rights to the sites. If ONE Nuclear is unable to enter into a definitive agreement with the local and regional developers with respect to the identified pipeline development sites, ONE Nuclear expects to explore alternative locations and arrangements for the deployment of ONE Nuclear’s business plan, though no assurances can be made such efforts will be successful.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HVII has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to the securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the proposed business combination.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, the proxy statement/prospectus or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about ONE Nuclear, HVII and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s shareholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s Annual Report on Form 10-K filed with the SEC on March 6, 2026, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors: Caldwell Bailey, ICR, Inc.

For Media: Matt Dallas, ICR, Inc.

onenuclear@icrinc.com